General New York Municipal Money Market Fund
Statement of Investments
February 28, 2005 (Unaudited)

Tax Exempt Investments-102.0%	Principal Amount ($)		Value ($)
Albany Industrial Development Agency, Civic Facility			
Revenue, VRDN:			
(Albany College of Pharmacy)			
1.92% (LOC; SunTrust Bank)	4,000,000	a	4,000,000
Refunding (Albany Institution of History			
1.97% (LOC; Key Bank)	2,075,000	a	2,075,000
(Renaissance Corp. Albany Project)			
1.95% (LOC; M&T Bank)	3,425,000	a	3,425,000
Allegany County, GO Notes, BAN 3.50%, 12/8/2005			
(LOC; DEPFA Bank PLC)	3,000,000		3,029,935
Allegany-Limestone Central School Distric			
GO Notes, BAN 2.75%, 6/24/2005	5,200,000		5,216,094
Beacon, GO Notes, BAN 3%, 12/23/2005	2,000,000		2,012,726
Cattaraugus County, GO Notes			
Refunding, Public Improvement			
3%, 6/1/2005 (Insured; MBIA)	1,060,000		1,062,782
Dutchess County Industrial Development Agency			
Civic Facility Revenue, VRDN			
(Marist College Civic Facility			
1.86% (LOC; Key Bank)	6,625,000	a	6,625,000
Erie County Industrial Development Agency			
VRDN:			
Civic Facility Revenue			
(Hauptman-Woodward Project)			
1.94% (LOC; Key Bank)	2,400,000	a	2,400,000
(Multi-Mode-UCP Association)			
1.94% (LOC; Key Bank)	5,190,000	a	5,190,000
(People Inc. Project)			
1.94% (LOC; Key Bank)	3,060,000	a	3,060,000
IDR, MMARS 3rd Program-B&G Properties			
2% (LOC; HSBC Bank USA)	1,315,000	a	1,315,000
Town of Islip, GO Notes, BAN 3%, 11/23/2005	1,800,000		1,810,239
Islip Industrial Development Agency, IDR			
VRDN (Brentwood Distribution Co.			
Facility) 1.90% (LOC; Bank of America	1,000,000	a	1,000,000
Kings Park Central School District, GO Notes, TAN			
3%, 6/29/2005	4,000,000		4,010,776
Liverpool Central School District, GO Notes			
3.25%, 4/1/2005 (Insured; FSA)	750,000		751,371
Metropolitan Transportation Authority			
Transportation Revenue, CP:			
1.88%, 3/9/2005 (LOC; ABN-AMRO)	3,500,000		3,500,000
1.95%, 4/7/2005 (LOC; ABN-AMRO)	6,400,000		6,400,000
1.88%, 4/11/2005 (LOC; ABN-AMRO)	5,000,000		5,000,000
Monroe County Industrial Development Agency			
VRDN:			
Civic Facility Revenue			
(Heritage Christian Home Project)			
1.94% (LOC; Key Bank)	3,105,000	a	3,105,000
(YMCA of Greater Rochester)			
1.91% (LOC; M&T Bank)	2,770,000	a	2,770,000
College and University Revenue			
(Monroe Community College			
1.95% (LOC; M&T Bank)	3,500,000	a	3,500,000
IDR (Jamestown Continental)			
2% (LOC; HSBC Bank USA)	1,075,000	a	1,075,000
LR (Robert Weslayan)			
1.95% (LOC; M&T Bank)	2,905,000	a	2,905,000
Monroe Tobacco Asset Securitization Corporatior			
Tobacco Settlement Revenue, VRDN 1.96%			
(Liquidity Facility; WestLB AG	6,700,000	a	6,700,000
Mount Pleasant Central School Distric			
GO Notes, BAN 3%, 5/27/2005	3,500,000		3,512,031
Nassau County Tobacco Settlement Corporatior			
Tobacco Settlement Revenue, VRDN			
1.96% (Liquidity Facility; Merrill Lynch	5,000,000	a	5,000,000
New York City, GO Notes			
Series G 5%, 8/1/2005	5,500,000		5,569,742
Series H 4%, 8/1/2005	8,400,000		8,467,787
VRDN 1.92% (Liquidity Facility; Merrill Lynch)	9,320,000	a	9,320,000
New York City Industrial Development Agency			
VRDN:			
Civic Facility Revenue:			
(Brooklyn United Methodist Project			
1.86% (LOC; The Bank of New York)	2,900,000	a	2,900,000
(Columbia Grammar & Prep)			
1.90% (LOC; Allied Irish Banks)	1,500,000	a	1,500,000
IDR:			
(Allway Tools Inc. Additional Project			
1.92% (LOC; Citibank)	2,130,000	a	2,130,000
(Stroheim & Romann Inc. Project)			
1.86% (LOC; WestLB AG)	8,700,000	a	8,700,000
New York City Municipal Water Finance Authorit			
Water and Sewer Revenue, CP 1.88%, 3/3/2005			
(LOC: Landesbank Baden Wuerttemberg and Helaba Bank	7,000,000		7,000,000
New York City Transitional Finance Authority, VRDN			
Income Tax Revenue (Future Tax Secured) 1.82%			
(Liquidity Facility; Toronto Dominion Bank	4,500,000	a	4,500,000
Revenue (New York City Recovery			
1.77% (Liquidity Facility; The Bank of New York	6,300,000	a	6,300,000
New York Counties Tobacco Trust II, Tobacco Settlemen			
Revenue, VRDN			
1.96% (Liquid Facility; Merrill Lynch	5,215,000	a	5,215,000
New York State Dormitory Authority			
College and University Revenue (FIT Student Housing			
5.75%, 7/1/2005 (Insured; AMBAC)	1,650,000		1,670,354
Income Tax Revenue (State Personal Income Tax			
4%, 3/15/2005	1,555,000		1,556,670
Revenues, VRDN:			
(Mount Sinai Health)			
1.92% (Liquidity Facility; Merrill Lynch	9,335,000	a	9,335,000
(Park Ridge Hospital Inc.)			
1.86% (LOC; JPMorgan Chase Bank)	11,500,000	a	11,500,000
New York State Housing Finance Agency			
Revenue, VRDN:			
(400 3rd Avenue Apartments)			
1.89% (LOC; Key Bank)	5,500,000	a	5,500,000
(Rip Van Winkle House)			
1.88% (Insured; FHLMC and			
Liquidity Facility; FHLMC	5,800,000	a	5,800,000

(Sea Park West Housing)			
1.88% (Insured; FHLMC and			
Liquidity Facility; FHLMC	3,750,000	a	3,750,000
New York State Power Authority, Electric Revenue, CP			
2.03%, 3/17/2005 (Liquidity Facility: Bank of Nova Scotia			
Bayerische Landesbank, Dexia Credit Locale, JPMorgan			
Chase Bank, Landesbank Hessen-Thurigan Girozentrale			
State Street Bank & Trust Co., The Bank of New York			
and Wachovia Bank)	2,000,000		2,000,000
2.03%, 4/12/2005 (Liquidity Facility: Bank of Nova Scotia			
Bayerische Landesbank, JPMorgan Chase Bank			
Landesbank Baden-Wuerttemberg, State Street Bank &			
Trust Co., The Bank of New York and Wachovia Bank	6,213,000		6,213,000
New York State Thruway Authority:			
General Highway and Bridge Trust Fund			
Highway Revenue Tolls 4%, 4/1/2005	4,000,000		4,007,141
General Revenue, BAN 2.25%, 10/6/2005	4,000,000		4,002,309
Highway and Bridge Trust Fund			
Fuel Sales Tax Revenue			
6%, 4/1/2005 (Insured; MBIA)	1,300,000		1,304,474
Revenue 5.25%, 4/1/2005 (Insured; AMBAC)	2,000,000		2,006,901
Northport-East Northport Union Free School			
District, GO Notes 4%, 4/1/2005			
(Insured; MBIA)	955,000		957,166
Oneida County Industrial Development Agency			
IDR, VRDN (CMB Oriskany)			
2.01% (LOC; The Bank of New York)	2,210,000	a	2,210,000
Port Authority of New York and New Jersey			
Special Obligation Revenue, VRDN			
(Versatile Structure Obligation):			
1.84% (Liquidity Facility; Bank of Nova Scotia	18,800,000	a	18,800,000
1.84% (Liquidity Facility; Landesbank			
Hessen-Thuringen Girozentrale)	16,000,000	a	16,000,000
Transportation Revenue, CP 2.02%, 4/11/2005			
(Liquidity Facility; Bank of Nova Scotia			
JPMorgan Chase Bank and Lloyds TSB Bank	8,000,000		8,000,000
Poughkeepsie City School District, GO Notes			
BAN 2%, 5/6/2005	7,000,000		7,008,114
Poughkeepsie Industrial Development Agency			
Senior Living Facility Revenue, VRDN			
(Manor at Woodside Project) 1.91%			
(LOC; The Bank of New York)	5,000,000	a	5,000,000
Rockland County, GO Notes, TAN			
2%, 3/24/2005	3,000,000		3,000,957
Rockville Centre Union Free School District, GO Notes			
TAN 2.50%, 6/29/2005	5,000,000		5,006,196
Sachem Central School District of Holbrook, GO Notes			
3.125%, 7/15/2005 (Insured; MBIA)	900,000		903,639
Saint Lawrence County Industrial Development			
Agency, VRDN:			
Civic Facility Revenue (Canton-Potsdam			
Hospital Project) 1.90% (LOC; Key Bank)	5,808,000	a	5,808,000
IDR (Newspapers Corp.)			
2.01% (LOC; Key Bank)	2,370,000	a	2,370,000
Sayville Union Free School District, GO Notes			
TAN 3%, 6/30/2005	3,000,000		3,008,673
Schenectady County Industrial Development			
Agency, Civic Facility Revenue, VRDN			
(Sunnyview Hospital and Rehabilitation Center			
1.89% (LOC; Key Bank)	4,000,000	a	4,000,000
Southeast Industrial Development Agency, IDR			
VRDN (Unilock New York Inc. Project)			
2.02% (LOC; Bank One)	1,800,000	a	1,800,000
Suffolk County, GO Notes, Refunding, Public			
Improvement 3.50%, 4/1/2005 (Insured; MBIA)	1,250,000		1,252,418
Suffolk County Industrial Development Agency			
IDR, VRDN (Belmont Villas LLC Facility)			
1.86% (Insured; FNMA and Liquidity Facility; FNMA	6,255,000	a	6,255,000
Syracuse Industrial Development Agency			
Civic Facility Revenue, Refunding, VRDN			
(Crouse Health Hospital) 1.95%			
(LOC; M&T Bank)	4,000,000	a	4,000,000
Ulster County Industrial Development Agency			
IDR, VRDN (Kingston Block and Masonry			
2.01% (LOC; The Bank of New York)	3,290,000	a	3,290,000
Town of Vestal, GO Notes, BAN 3%, 7/15/2005	5,000,000		5,014,218
Wappinger, GO Notes, BAN 2%, 4/29/2005	4,520,000		4,524,449
Warren and Washington Counties Industrial			
Development Agency			
IDR, VRDN (Angiodynamics Project)			
2.01% (LOC; Key Bank)	3,140,000	a	3,140,000
West Babylon Union Free School District, GO Notes			
TAN 3%, 6/29/2005	1,000,000		1,002,943
Westchester County Industrial Development			
Agency, Civic Facility Revenue, VRDN			
Refunding (Rye Country Day School Project			
1.89% (LOC; Allied Irish Banks)	5,000,000	a	5,000,000
(Young Women's Christian Association			
1.86% (LOC; The Bank of New York)	4,495,000	a	4,495,000
Yonkers Industrial Development Agency			
IDR, VRDN (104 Ashburton Avenue LLC)			
1.91% (LOC; Key Bank)	2,925,000	a	2,925,000
Total Investments (cost $335,471,061)	**102.0%**		**335,471,105**
Liabilities, Less Cash and Receivables	**(2.0%)**		**(6,614,050)**
Net Assets	**100.0%**		**328,857,055**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**MBIA**	Municipal Bond Investors Assurance
FNMA	Federal National Mortgage Association		Insurance Corporation
FSA	Financial Security Assurance	**TAN**	Tan Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%) *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	69.5
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	8.8
Not Rated c		Not Rated c		Not Rated c	21.7
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager
   to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.